As filed with the Securities and Exchange Commission on January 2, 2008

Registration No. 333-05158

_____________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

POST-EFFECTIVE AMENDMENT NO. 1 TO THE

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

of

BLUE SQUARE-ISRAEL LTD.

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

STATE OF ISRAEL

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street, New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[ ] immediately upon filing

[ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(c) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(c) may determine.

The prospectus consists of the proposed revised Form of American Depositary Receipt included as Exhibit A to the Form of Amended and Restated Deposit Agreement filed as Exhibit 1 to this Post-Effective Amendment No. 1 to the Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt

Item Number and Caption

Filed Herewith as Prospectus

1.  Name and address of depositary

Introductory Article

2.  Title of American Depositary Receipts and identity of

Face of Receipt, top center

deposited securities

Terms of Deposit:

(i)  The amount of deposited securities represented

Face of Receipt, upper right corner

by one unit of American Depositary Receipts

(ii)  The procedure for voting, if any, the deposited

Articles number 15 and 16

securities

(iii)  The collection and distribution of dividends

Articles number 12, 14 and 15

(iv)  The transmission of notices, reports and proxy

Articles number 11, 15 and 16

soliciting material

(v)  The sale or exercise of rights

Article number 14

(vi)  The deposit or sale of securities resulting from

Articles number 12 and 17

dividends, splits or plans of reorganization

(vii)  Amendment, extension or termination of the

Articles number 20 and 21

deposit agreement

(viii)  Rights of holders of Receipts to inspect the

Article number 11

transfer books of the depositary and the list of

holders of Receipts

(ix)  Restrictions upon the right to deposit of

Articles number 2, 3, 4, 6 and 8

withdraw the underlying securities

(x)  Limitation upon the liability of the depositary

Articles number 13 and 18

3.  Fees and Charges

Article number 7

Item – 2.

Available Information

Public reports furnished by issuer

Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of August 6, 1996 as amended and restated as of __________________, 2008, among Blue Square-Israel Ltd., The Bank of New York as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder. - Filed herewith as Exhibit 1.

b.

Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. – Not Applicable.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.

Opinion of Sullivan & Cromwell, counsel for the Depositary, as to legality of the securities to be registered. - Previously Filed

e.

Certification under Rule 466. - Not Applicable.

Item - 4.

Undertakings

Previously Filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, January 2, 2008.

Legal entity created by the agreement for the issuance of American Depositary Receipts for Ordinary Shares and Par Value of NIS 1.00 each, of Blue Square-Israel Ltd.

By:

The Bank of New York,
 As Depositary

By:  /s/ Joanne F. DiGiovanni

Name:  Joanne F. DiGiovanni

Title:    Vice President

Pursuant to the requirements of the Securities Act of 1933, Blue Square-Israel Ltd. has caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Rosh Ha'ayin, State of Israel on December 31, 2007.

BLUE SQUARE-ISRAEL LTD.

By:  /s/ Uri Falach
Name:  Uri Falach
Title:  Acting Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated on January 2, 2008.

/s/ David Wiessman

/s/ Uri Falach

David Wiessman

Uri Falach

Chairman of the Board of Directors

Acting Chief Executive Officer

(Principal Executive Officer)

________________________________

/s/ Dror Moran

Yitzhak Bader

Dror Moran

Director

Principal Financial Officer and Principal

Accounting Officer

________________________________

AUTHORIZED U.S. REPRESENTATIVE

Erez Meltzer

Director

Puglisi & Associates

/s/ Ron Fainaro

By: /s/ Donald J. Puglisi

Ron Fainaro

Donald J. Puglisi

Director

Managing Director

________________________________

Shlomo Even

Director

/s/ Diana Bogoslavsky

Diana Bogoslavsky

Director

/s/ Auraham Meiron

Auraham Meiron

Director

/s/ David Alphandary

David Alphandary

Director

/s/ Uzi Baram

Uzi Baram

Director

INDEX TO EXHIBITS

Exhibit

Number

Exhibit

1

Form of Deposit Agreement dated as of August 6, 1996 as amended and restated

as of _______________, 2008, among Blue Square-Israel Ltd., The Bank of New York as Depositary, and all Owners and Holders

from time to time of American Depositary Shares issued thereunder.

4

Previously Filed.